

February 25, 2013

<u>Via U.S. mail</u>
Maria Peralta
Chief Executive Officer
Okana Ventures, Inc.
Moliere No. 222, Torre de Oficinas
Col. Los Morales Polanco
Delgacion Miguel Hidalgo
Mexico City, Mexico

> **Re:** **Okana Ventures, Inc.**
> **Item 4.01 Form 8-K**
> **Filed February 22, 2013**
> **File No. 001-33715**

Dear Ms. Peralta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 22, 2013

1.  We note your disclosure in the third paragraph under Item 4.01 pertains to circumstances during the period from May 9, 2005 (Inception) to September 30, 2012. Please amend your filing to state whether during your two most recent fiscal years and any subsequent interim period prior to the dismissal of Anderson Bradshaw PLLC there were any disagreements with your former independent accountant on any matter of accounting principles or practices as described in Item 304(a)(1)(iv) of Regulation S-K.

2.  We note your disclosure in the sixth paragraph under Item 4.01 pertains to circumstances during the period from May 9, 2005 (Inception) to September 30, 2012. Please amend your filing to state during your two most recent years and any subsequent interim period

        prior to engaging MaloneBailey, LLP whether you consulted with the new independent accountant any matter as described in Item 304(a)(2) of Regulation S-K.

3.       We remind you to file an updated letter from Anderson Bradshaw PLLC stating whether they agree with your revised Item 304 disclosures, or the extent to which the accountant does not agree. Refer to Item 304(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact me at (202) 551-3335 with any questions.

        Sincerely,

        /s/ Suying Li

        Suying Li
        Staff Accountant